SEC MAIL PROCESSING SECTION
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FEB 2 3 2007
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185

07001234

SECURIT ... SSION

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SEC FILE NUMBER
8- 51388

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRD #46343

Oak Grove Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 South Walnut Street
(No. and Street)

Rochester	Illinois	62563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McCarthy 217-498-8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Estes, Bridgewater & Ogden
(Name — if individual, state last, first, middle name)

901 S. Second Street	Springfield	Illinois	62704
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 9 2007 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, Christopher Bivens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Christopher Bivens

Signature

SEC-TREAS.

Title

Donald J. McCarthy

Notary Public

OFFICIAL SEAL
DONALD J. MC CARTHY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-4-2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A.
VALERIE R. AUSMUS, C.P.A.
JAQUELIN R. LEONHARD
MICHELLE L. DEFREITAS
CATHY A. GRAVES

Estes, Bridgewater & Ogden

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

To the Board of Directors
Oak Grove Investment Services, Inc.

In planning and performing our audit of the financial statements of Oak Grove Investment Services, Inc. for the year ended December 31, 2006, we considered its internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control structure.

Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be directed within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

Estes, Bridgewater + Ogden
Certified Public Accountants

February 15, 2007

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

Oak Grove Investment Services, Inc.

Table of Contents

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A.
VALERIE R. AUSMUS, C.P.A.
JAQUELIN R. LEONHARD
MICHELLE L. DEFREITAS
CATHY A. GRAVES

Estes, Bridgewater & Ogden
CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statement of financial condition of Oak Grove Investment Services, Inc. (a corporation) as of December 31, 2006 and the related statements of changes in stockholders' equity, income, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Estes, Bridgewater & Ogden
Certified Public Accountants

February 15, 2007

Oak Grove Investment Services, Inc. Statement 1

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

Assets

CURRENT ASSETS	
Cash & cash equivalents	$ 17,266
Investment	6,000
Accounts receivable	6,269
Prepaid income taxes	6,751
Total current assets	36,286
PROPERTY & EQUIPMENT – less accumulated depreciation of $3,303	534
TOTAL ASSETS	$ 36,820

Liabilities and Stockholders' Equity

CURRENT LIABILITIES	
Accounts payable	$ 12,545
STOCKHOLDERS' EQUITY	
Common stock – Authorized 1,000,000 Shares, no par value; issued and outstanding 1,000,000 shares	1,000
Paid in capital	12,050
Retained earnings	11,225
Total stockholders' equity	24,275
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 36,820

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 2

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2006

Balance Beginning of Year	$ 72,223
Net (loss) for the year	(47,948)
Balance End of Year	$ 24,275

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF INCOME
For The Year Ended December 31, 2006

Statement 3

REVENUE	
Commission income	$296,547
Registration & license	5,149
Interest income	180
Total revenue	301,876
EXPENSES	
Legal & accounting	2,305
Bank charges	611
Bonus	1,500
Commissions	232,184
Licensing	9,013
Contract labor	36,260
Office supplies	685
Postage and printing	1,393
Miscellaneous	406
Speaker & meeting expenses	625
Telephone	645
Business continuity	2,717
Storage	2,908
Internet	424
Management fee	44,000
Depreciation	89
Memberships	3,315
Rent	10,592
Travel	152
Total expenses	349,824
NET (LOSS) BEFORE INCOME TAXES	**(47,948)**
Federal & State Income Taxes	-
NET (LOSS) FOR THE YEAR	**($ 47,948)**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 4

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	($ 47,948)
Adjustments to reconcile net (loss) to net cash (used for) operating activities:	
Depreciation	89
Decrease in accounts receivable	2,216
Increase in accounts payable	5,587
Net cash (used for) operating activities	(40,056)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(623)
(DECREASE) IN CASH AND CASH EQUIVALENTS	**(40,679)**
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	57,945
CASH AND CASH EQUIVALENTS – END OF YEAR	**$ 17,266**

The accompanying notes are an integral part of these financial statements.

Statement 5

Oak Grove Investment Services, Inc.
COMPUTATION OF NET CAPITAL
For The Year Ended December 31, 2006

Allowable assets	$ 36,820
Total liabilities	12,545
Net capital per audit report accrual basis	24,275
Adjust to cash basis	
Less: Account receivable	(6,269)
Plus: Accounts payable	12,545
Net capital per client cash basis December 31, 2006 Focus Report	$ 30,551

Oak Grove Investment Services, Inc.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business - Oak Grove Investment Services, Inc. (Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

b. Basis of accounting - The books and records of the Company are maintained on the cash basis of accounting for tax reporting purposes and are converted to the accrual basis for financial statement reporting purposes. For financial statement reporting revenues are recognized when earned and expenses are recognized when incurred.

c. Cash and cash equivalents - Short-term investments with an original maturity of three months or less are considered to be cash equivalents.

d. Property & equipment - Fixed assets are stated at cost. Depreciation is computed using the modified cost recovery methods allowable under the Internal Revenue Code. The recovery periods being used are 5 and 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

e. Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

f. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – INVESTMENT

The Company has a $6,000 certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2007. The rate of interest is 3.75%.

NOTE 3 – INCOME TAXES

Income taxes payable consist of the following at December 31, 2006:

Federal	$ -
State	-
Total	-
Less: Federal and state estimates	6,751
Balance payable/(overpayment)	($ 6,751)

NOTE 4 – MANAGEMENT FEE

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2006 the company paid $44,000 to Acorn Service Group, Inc. The following items are included in and are part of the management fee: office space, office staff, utilities, office supplies, office equipment, and management of the company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

NOTE 5 – RENT

The Company leases office space from the Pettyjohn Family Trust at the rate of $600.00 per month. The lease runs from January 1, 2006 to December 31, 2008.

Lease commitments are as follows:

2007	$ 7,200
2008	7,200
	$ 14,400

END